



06009685

SECUR~~ITIES AND EXCHANGE COMMI~~SSION
Washington, D.C. 20549

A B 8/16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __March 3, 2005__ AND ENDING __December 31, 2005__

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Choice Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   4152 West Blue Heron Blvd Suite 226

(No. and Street)

West Palm Beach	Florida	33404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Ralph A. Principe   (561) 882-3388

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Caminiti & Cogliati, CPAs, LLP
                            (Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110,	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Ralph A. Principe__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __America's Choice Equities LLC__ , as of __December 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__C E O__
Title

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Kimberly von Hoffmann
Commission # DD522337
Expires: APR. 10, 2010
Bonded Thru Atlantic Bonding Co., Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICA'S CHOICE EQUITIES LLC

CONTENTS



CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway · Suite 110 · Hauppauge, NY 11788-5101 · (631) 952-2300 · Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report

To the Member of
America's Choice Equities LLC

We have audited the accompanying statement of financial condition of America's Choice Equities LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of America's Choice Equities LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
February 15, 2006

3

AMERICA'S CHOICE EQUITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets

Current assets:	
Cash and cash equivalents	$ 19,473
Deposit-clearing organization (Note 2)	35,000
Accounts receivable (Note 3)	63,618
Prepaid expenses	14,060
Total current assets	132,151
Furniture and equipment, net (Note 4)	15,313
Total assets	**$ 147,464**

Liabilities and Member's Equity

Current liabilities:	
Accounts payable and accrued expenses	$ 12,324
Commissions payable	33,245
Total current liabilities	45,569
Member's equity	101,895
Total liabilities and member's equity	**$ 147,464**

See accompanying independent auditor's report
and notes to financial statements.

4

1. Summary of significant accounting policies

Nature of business

America's Choice Equities LLC ("the Company") is a Limited Liability Company organized under the laws of the State of Florida, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the National Association of Securities Dealers Inc.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

1. **Summary of significant accounting policies (continued)**

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, accounts receivable and payable, approximate their fair values.

Accounts receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

Furniture and equipment

Furniture and equipment are stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of furniture and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. The Company provides depreciation under the straight-line method over the estimated useful lives of the assets.

Income taxes

The Company elected "small business corporation" (S Corporation) status for federal tax purposes. An S Corporation is in effect a conduit for its consenting shareholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the shareholder level.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

2. **Deposits-clearing organization**

The Company has a clearing agreement with a clearing agent, RBC Dain Correspondent Services. As part of the agreement, the company is required to maintain at all times, a minimum balance of $50,000 in the account. The clearing agent pays interest monthly on the cash deposited in the deposit account at current money fund rates. If the clearing agent has a claim arising in any manner under this agreement against the Company and the Company has not resolved the claim within five business days after the receipt of the claim from the clearing agent, the clearing agent may deduct such claim from commissions then owed to the Company, and if such commissions are insufficient to satisfy such claim, the clearing agent is authorized to withdraw the amount from the deposit account and pay such amount to itself.

At December 31, 2005 the Company was not in compliance with the above agreement and only had a balance of $35,000 in the account.

Upon termination of the agreement, the clearing agent shall pay within thirty days, the balance of the deposit account to the Company less any amount the clearing agent deems appropriate until a final resolution of any open items, claims or proceedings regarding any account.

3. **Accounts receivable**

Accounts receivable of $63,618 for 2005 were all current and due from the clearing agent.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

4. **Furniture and equipment**

Furniture and equipment at December 31, 2005 are summarized as follows:

Furniture	$ 11,800
Equipment	6,575
	18,375
Less accumulated depreciation	(3,062)
Net furniture and equipment	$ 15,313

Depreciation expense for the period from March 3, 2005 (Date of Inception) to December 31, 2005 amounted to $3,062.

5. Net capital

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" as defined. Under such rule, and the related rules of the National Association of Securities Dealers Inc., the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2005, the Company had net capital of $72,522, which was $67,522 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .62835 to 1 as of December 31, 2005.

6. Related party transactions

The Company rents office space from a related party on a lease that expires May 31, 2008. Rent expense for the period from March 3, 2005 (Date of Inception) to December 31, 2005 was $7,200.

Minimum annual rentals under the lease at December 31, 2005 are as follows:

Year-ending December 31:	
2006	$ 21,600
2007	21,600
2008	9,000
	$ 52,200

7. Commitments

The Company has entered into a service agreement with an individual to accept the responsibilities of the Chief Compliance Officer ("CCO") of the firm. The payment for services will be a minimum of $4,500 per month. The agreement can be terminated with advanced warning by either party of no less than 10 business days.

8. Subsequent events

The Company has entered into a consulting agreement dated January 1, 2006. The consultant is being retained to register as the Company's Financial & Operations Principal (FINOP). The fees for the services to be rendered under the agreement amount to $700 per month, and any hours in excess of 5 per month will be billed to the Company at a rate of $300 per hour.